Room 4561

October 24, 2007

Robert A. Kleist
Chief Executive Officer
Printronix Inc.
14600 Myford Road
Irvine, CA 92606

Re: Printronix, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2007
File No. 0-9321

Dear Mr. Kleist:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comment below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide us with your analysis as to why the transaction does not constitute a Rule 13e-3 transaction within the meaning of Exchange Act Rule 13e-3(a)(3). We note that it appears as though members of Printronix management will continue as management of the surviving corporation. We further note that senior management expects to own a 9.9% equity interest in Pioneer Holding Corp. after the merger. For additional guidance, please refer to Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 and Interp. P.3 in the Division's Manual of Publicly Available Telephone Interpretations.

* * * *

As appropriate, please amend your filing and respond to these comments within

10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (714) 368-2600
        George L. Harwood
        Senior Vice President, Chief Financial Officer
        and Secretary
        Printronix Inc.